NeuroGenesis, Inc.
Balance Sheets

A S S E T S
                                                  June 30          December 31
                                                   2000                1999
                                                (Unaudited)         (Audited)
Current Assets:
     Cash and cash equivalent                     $80,183            $31,231
     Accounts receivable, net of allowance         22,890             20,327
          for doubtful accounts
     Inventories                                   32,032             44,544
     Prepaid Expenses                               4,417             33,042
     Deferred tax asset,                           10,113             10,113
          net of valuation allowance

               Total Current Assets               149,635            139,257

Fixed Assets:
     Furniture and office equipment,                8,007              9,798
          net of accumulated depreciation
     Patents, net of accumulated amortization      10,018             10,018

               Total Fixed Assets                  18,025             19,816

Other Assets:
     Deferred tax asset, net of valuation
          allowance                               179,460            179,460

               Total Other Assets                 179,460            179,460

               Total Assets                      $347,120           $338,533

L I A B I L I T I E S    and   S T O C K H O L D E R S'    E Q U I T Y

                                                 June 30          December 31
                                                   2000               1999
                                               (Unaudited)         (Audited)
Current Liabilities
     Accounts Payable                             $19,362            $22,533
     Loans from directors                         138,717            144,120

               Total Current Liabilities          158,079            166,653

Long-Term Liabilities
     Note Payable                                 155,959            155,959

               Total Long-Term Liabilities        155,959            155,959

Stockholders' Equity
     Common Stock,                                 49,840             49,840
          par value $.025 per share,
          authorized 2,500,000 shares;
          1,993,588 shares issued and outstanding
     Additional Paid-In Capital                 2,157,705          2,157,705
     Accumulated Deficit                       (2,174,463)        (2,191,624)

               Total Stockholders' Equity          33,082             15,921

               Total Liabilities and
                Stockholders' Equity             $347,120           $338,533

NeuroGenesis, Inc.
Statement of Operations
For the Six Month Period Ended June 30, 2000

                                                     Six Months Ended
                                                          June 30
                                                    2000         1999

 Sales, net of discounts                          $262,311     $121,371
 Cost of Sales                                      51,254       35,236

           Gross Profit                            211,057       86,135

 Selling, general and administrative expenses      176,485       76,184

           Operating Income (Loss)                  34,572        9,951

 Other Income (Expense):
      Interest (expense)                           (17,156)           -
      Other Income (expense)                          (255)      12,269

           Other Income, net                       (17,411)      12,269

           Net Income (Loss)                       $17,161       22,220

           Net Income (Loss) per share              $(0.02)     $  0.01

           Weighted average shares outstanding   1,750,750    1,750,750

NeuroGenesis, Inc.
Statement of Cash Flows
(Unaudited)

Cash Flows from Operating Activities:
                                                  Six Months Ended June 30
                                                        2000        1999
       Net Income (Loss)                               $17,161    $22,220

       Operating expenses not requiring use of cash:
           Accounts Receivable                         (2,563)     (6,582)
           Prepaid Expenses                            28,625           -
           Inventory                                   12,512     (29,824)
           Accouts Payable                             (3,171)     19,279
           Depreciation expense                         1,791       1,114
           Shares issued for services                       -           -

       Net (increase) decrease in operating assets and
        liabilities                                          -          -

       Net Cash Provided by Operating Activities        54,355      8,206

       Cash Flows from Investing Activities:

       Purchase of property and equipment                    -          -

       Net Cash Provided by Investing Activities             -          -

       Cash Flows from Financing Activities:

       Increase in notes payable                        (5,403)   (12,915)
       Payment of notes payable                              -

       Net Cash Provided by Financing Activities        (5,403)   (12,915)

       Net Increase (Decrease) in Cash                  48,952     (4,709)

       Cash -Beginning of year                          31,231     16,601

       Cash -End of year                               $80,183     21,310

NEUROGENESIS, INC.
Notes to Financial Statements
(Unaudited)

Note 1- ORGANIZATION

NeuroGenesis, Inc. (the "Company") is a Delaware Corporation and is the
successor to the business operations of Matrix Technologies, Inc., a Texas
Corporation, which was incorporated in November 1984 for the purpose of completing the development of a series of products to be used as adjuncts to therapy by the substance-abuse treatment community.

In November of 1989, one of the components of the main product, 1-tryptophan, was banned by the FDA.  This required destruction of product inventory and resulted in a substantial decline in sales over the next few years.  During
1991 the majority of directors resigned and new directors were elected.  By
1993, sales had fallen to less than 20% of the 1990 levels.  In 1991 one of the Company's  original Founders formed a new company,  Natural Neuro
Nutrition, Inc. (3NI), to develop new research and pursue similar goals of the original company.

NeuroGenesis, Inc. unsuccessfully pursued legal action against the new company, 3NI, which was settled in August  of 1993 and resulted in the Company giving 3NI a royalty free license and reinstating the founder of 3NI on the
Board of Directors of NeuroGenesis, Inc.

After settlement of the litigation in 1993, the Founder began reorganization of NeuroGenesis  Inc. The Company, from an operational point of view, was basically inactive until February 1998.  At that time, the Company acquired
3NI and a network marketing company, Nuero Health Products, in exchange for
500,000 shares of common stock valued at approximately $62,500.

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventory
Inventories are stated at the lower cost or market.  Cost is determined using an average cost method.

Property and Equipment
Property, and  equipment are reported at a cost.  Repairs and maintenance costs are charged to operations when incurred.

Depreciation
Depreciation is calculated using the straight-line method, based on the estimated useful life of the respective asset, which ranges between five years and ten years.